Exhibit 2.3

CUSTOMER PURCHASE AGREEMENT

THIS CUSTOMER PURCHASE AGREEMENT is made and entered into as of the 3rd day of March, 2017 (the “Closing Date”), by and among GACP Stem Cell Bank LLC, a Florida limited liability company (“Buyer”) and U.S. Stem Cell, Inc., a Florida corporation (“Seller”).

WITNESSETH:

WHEREAS, Buyer and Seller are parties to that certain Asset Sale and Lease Agreement, dated as of the date hereof, wherein Seller sells to Buyer, and Buyer leases back to Seller, the equipment assets (the “Equipment Assets”) used in the business of collecting, growing and banking cell cultures for future use in connection with regenerative medicine purposes (the “Human Banking Business”), for a period of three (3) years or, if terminated sooner, then on such earlier date (the “Leaseback Period”);

WHEREAS, Buyer and Seller are parties to that certain Asset Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), pursuant to which Buyer purchases certain assets (the “Purchased Assets”) from Seller comprising certain non-equipment assets used in the Human Banking Business;

WHEREAS, in connection with the Asset Sale and Lease Agreement, the Purchase Agreement, and this Agreement the Seller and certain key persons of Seller shall enter into a Non-Competition and Non-Solicitation Agreement with Buyer (the “Non-Compete/Non-Solicit Agreement”) which, among other things, prohibits Seller and certain key persons of Seller from engaging in activities competitive with the Human Banking Business; and

WHEREAS, this Agreement sets forth the purchase and sale by Seller to Buyer as of the date hereof of all customer contracts and related assets with respect to New Customers, effective automatically and without any further action of the parties upon the expiration or earlier termination of the Leaseback Period (the “Effective Date”).

NOW, THEREFORE, Buyer and Seller hereby agree as follows:

1.             Definitions.  The following capitalized terms used in this Agreement shall have the meanings given below.

“New Customers” means persons who become customers of the Human Banking Business during the Leaseback Period, as well as persons who are customers of the Human Banking Business prior to the Closing Date and who make Post-Closing Deposits (in which case such persons are “New Customers” with respect to such Post-Closing Deposits).

“Post-Closing Deposits” means tissue samples or cell cultures derived therefrom deposited by customers in the tissue bank on or after the Closing Date, including tissue sample deposits made by customers after the Closing Date who had previously deposited tissue samples in the tissue bank prior to the Closing Date, as evidenced by receipt of physical delivery of the tissue samples or cell cultures at the laboratory facility.

“Pre-Closing Deposits” means tissue samples or cell cultures derived therefrom deposited by customers in Seller’s tissue bank (as evidenced by receipt of physical delivery of such tissue samples or cell cultures at the laboratory facility) prior to the Closing Date.

2.             Sale and Purchase of Assets.

2.1          Purchase of Customer Assets.  Seller hereby sells, transfers and assigns to Buyer, and Buyer hereby purchases from Seller for a purchase price of $50,000 (the “Purchase Price”), all rights, title and interest in and up to the first 5,000 New Customers, including, without limitation, the following assets: (a) all customer contracts with respect to Post-Closing Deposits and all rights of Seller therein (the “Customer Contracts”) and (b) all documentation, records, customer lists and other tangible or intangible assets relating thereto (collectively with the customer relationships and Customer Contracts, the “Customer Assets”); provided, however, that the assignment to, and assumption by, Buyer of the Customer Assets and the rights and obligations thereunder shall, automatically and without any further action of the Buyer or Seller or any other party, become effective upon the Effective Date.

2.2          No Refund or Reduction.  If fewer than 5,000 New Customers are generated during the Leaseback Period, Buyer shall not be entitled to a reduction in, or refund of, any portion of the Purchase Price.

2.3          Purchase of Additional Customers.  Seller hereby grants to Buyer the right to purchase additional Customer Assets with respect to any New Customers over and above the first 5,000 New Customers for a purchase price of $20.00 per New Customer.

2.4          No Assumption of Other Liabilities.  Other than the assumption of obligations and liabilities arising from New Customers, Buyer does not assume any liabilities or obligations of Seller of any kind (including, without limitation, accounts payable, accrued expenses, liabilities relating to Pre-Closing Deposits, debt and any other liabilities) whether known or unknown, contingent, matured or otherwise, whether currently existing or hereinafter created.

3.             Assignment and Assumption.  Buyer and Seller are executing as of the date hereof an Assignment and Assumption in the form attached hereto as Exhibit A (“Assignment and Assumption”) with respect to the assignment of the Customer Assets, including the Customer Contracts to, and assumption of the obligations thereunder, by Buyer.  Attached as a Schedule to the Assignment and Assumption shall be a list of the New Customers (“Customer Schedule”).  Seller authorizes Buyer to update the Customer Schedule to add New Customers as they are generated by the Human Banking Business during the Leaseback Period.

4.             Closing; Closing Deliveries; and Effectiveness of Assignment and Assumption.

4.1.          Closing.  The consummation of the purchase and sale of the Customer Assets contemplated hereby (the “Closing”) shall take place on the date hereof at the offices of the Buyer and/or by remote exchange of electronic copies of executed documents.

4.2.          Closing Deliveries Buyer to Seller.  Buyer shall deliver the following to Seller at or prior to the Closing:

(a)          Purchase Price.  $50,000 Purchase Price; and

(b)          Assignment and Assumption.  A copy of the Assignment and Assumption, executed by Buyer.

(c)          A letter to Seller providing appropriate assurances that all information related to Customer Assets provided by Seller to Buyer will be maintained in accordance with HIPAA.

4.3.          Closing Deliveries by Seller to Buyer.  Seller shall deliver the following to Buyer at or prior to the Closing: a copy of the Assignment and Assumption executed by Seller.

4.4.          Closing.  Anything to the contrary herein notwithstanding, upon delivery by Buyer to Seller of its closing deliveries in Section 4.2 and Seller’s delivery to Buyer of its closing deliveries in Section 4.3, the parties shall have satisfied all of their obligations under this Agreement, and the Closing shall have occurred with respect to the Customer Assets.  The assignment to, and assumption by, Buyer of the Customer Assets and the rights and obligations thereunder shall, automatically and without any further action of the Buyer or Seller or any other party, become effective upon the termination of the Leaseback Period.

5.             Representations and Warranties of Seller.  Seller represents and warrants to Buyer as follows:

5.1.          Organization and Power; Enforceability.   Seller has full corporate power to execute, deliver and perform this Agreement and all other agreements and documents to be executed and delivered by it in connection herewith.  All requisite company action to approve, execute, deliver and perform this Agreement and each other agreement and document delivered by Seller in connection herewith has been taken by Seller.  This Agreement and each other agreement and document delivered by Seller in connection herewith have been duly executed and delivered by Seller and constitute the binding obligations of Seller enforceable in accordance with their respective terms.

5.2          Consents; No Conflicts.  No approval or consent of, or filing with, any person, entity or governmental authority is required in connection with the transactions contemplated hereby or the execution, delivery or performance by Seller of this Agreement or any other agreement or document delivered by or on behalf of Seller in connection herewith.  No action taken by or on behalf of Seller in connection herewith, including, but not limited to, the execution, delivery and performance of this Agreement and each other agreement and document delivered by Seller in connection herewith, conflicts with or violates any law or any order, arbitration award, judgment, decree or other similar restriction to which Seller is subject or constitutes an event which, after notice or lapse of time or both, could result in any of the foregoing.

6.             Miscellaneous Provisions.

6.1.          Notices.  All notices and other communications required by this Agreement shall be in writing and shall be deemed given if delivered by hand, mailed by registered or certified mail, or delivered by Federal Express or other recognized next day business courier, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)          If to Buyer, to:                       GACP Stem Cell Bank LLC
2333 Ponce de Leon Blvd. Suite R240
Coral Gables, FL 33134
Attention: David Neithardt

(b)          If to Seller:                              U.S. Stem Cell, Inc.
13794NW 4th Street, Suite 212
Sunrise, Florida 33325
Attention: Michael Tomas

6.2.          Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

6.3.          Headings.  The headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

6.4.          Execution in Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

6.5.          Governing Law.  This Agreement, including the validity hereof and the rights and obligations of the parties hereunder, and all amendments and supplements hereto and all waivers and consents hereunder, shall be construed in accordance with and governed by the domestic substantive laws of the State of Florida without giving effect to any choice of law or conflicts of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.  EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION OR OTHER PROCEEDING INSTITUTED BY OR AGAINST IT IN RESPECT OF ITS OBLIGATIONS HEREUNDER OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.6.          Waivers.  No waiver of any of the provisions of this Agreement shall be valid and enforceable unless such waiver is in writing and signed by the party to be charged, and, unless otherwise stated therein, no such waiver shall constitute a waiver of any other provisions hereof (whether or not similar) or a continuing waiver.

6.7.          No Third Party Rights.  Nothing express or implied in this Agreement is intended or shall be construed to confer on any person other than the parties hereto any rights under this Agreement.

6.8.          Entire Agreement.  This Agreement and the documents to be delivered hereunder constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all prior and contemporaneous negotiations, agreements and understandings of the parties.  There are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein or in the agreements or instruments delivered in connection herewith.  This Agreement may not be amended or modified except by an instrument in writing duly executed by Buyer and Seller.  No provision of this Agreement for the benefit of Buyer may be waived except by an instrument in writing duly executed by Buyer, and no provision of this Agreement for the benefit of Seller may be waived except by an instrument in writing duly executed by Seller.

Signature Page Follows

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

GACP STEM CELL BANK LLC

By:         s/s David Neithardt

Name:     David Neithard

Title:       Authorized Signatory

(“Buyer”)

U.S. STEM CELL, INC.

By:          /s/ Michael Tomas

Name:     Michael Tomas

Title:       Chief Executive Officer

(“Seller”)

EXHIBIT A

Assignment and Assumption

(Please see attached)